Exhibit 99(a)(1)(x)

FOR IMMEDIATE RELEASE

American Realty Capital Properties Extends Tender Offer
for Outstanding Cole Credit Property Trust, Inc. Shares

New York, New York, April 28, 2014 – American Realty Capital Properties, Inc. (“ARCP”) (NASDAQ: ARCP) announced today that its wholly-owned subsidiary, Desert Acquisition, Inc. (“Merger Sub”), has extended its tender offer (the “Offer”) to purchase all of the outstanding shares of Cole Credit Property Trust, Inc. (“CCPT”) common stock for $7.25 per share in cash, net to the seller in cash, without interest and less any applicable withholding taxes. All terms and conditions of the Offer, other than the expiration date, remain the same.

Unless extended further, the Offer will now expire at 5:00 p.m., New York City time, on May 16, 2014. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on April 25, 2014 (the end of the day on April 25, 2014).

The Offer was extended because the condition to the Offer that certain lender consents under mortgage loans secured by certain of CCPT’s properties was not satisfied by the previously scheduled expiration date of the Offer.

As of 12:00 midnight at the end of the day, New York City time, on April 25, 2014, preliminary results indicated that approximately 6,364,125 shares of CCPT common stock had been tendered and not withdrawn, representing approximately 63% of CCPT’s outstanding shares of common stock.

The Offer is being made pursuant to a previously disclosed Agreement and Plan of Merger, dated as of March 17, 2014, among ARCP, Merger Sub and CCPT (the “Merger Agreement”). Under the Merger Agreement, Merger Sub will not be permitted to accept the shares that are validly tendered in response to the Offer unless the number of shares validly tendered and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub, represent at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the expiration of the Offer, as extended (the “Minimum Tender Condition”). If that condition is satisfied and Merger Sub purchases the shares that are validly tendered and not validly withdrawn, subject to certain conditions, and, if required, the exercise by Merger Sub of an option to purchase additional shares pursuant to the Merger Agreement, CCPT will promptly be merged with and into Merger Sub (the “Merger”) in a transaction in which ARCP will become the sole stockholder of Merger Sub (the successor company to CCPT) and the persons who are stockholders of CCPT immediately prior to the Merger will receive the same amount per share that they would have received if they had validly tendered their CCPT common stock in response to the Offer. The Offer is subject to certain conditions in addition to the Minimum Tender Condition, including the receipt of certain third-party consents.

The information agent for the tender offer is Cole Capital Corporation (the “Information Agent”). CCPT stockholders who need additional copies of the Offer to Purchase, Letter of Transmittal or related materials or who have questions regarding the Offer should contact the Information Agent at 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona 85016 or by calling toll-free (866) 907-2653.

DST Systems, Inc. is acting as depositary for the Offer. Proskauer Rose LLP and Venable LLP are acting as legal counsel to ARCP and Morris, Manning & Martin, LLP and Miles & Stockbridge P.C. are acting as legal counsel to CCPT in connection with the transaction.

Notice to Investors

This press release is not an offer to purchase, or a solicitation of sales of, CCPT common stock or any other securities. On March 31, 2014, ARCP and Merger Sub filed with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, as amended to date, which sets forth in detail the terms and conditions of the Offer, and CCPT filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, as amended to date, that includes the unanimous recommendation of CCPT’s board of directors that CCPT stockholders accept the Offer and tender their shares of CCPT common stock pursuant to the Offer. CCPT’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety, as they may be amended from time to time, because they contain important information about the Offer that CCPT’s stockholders should consider prior to making any decisions with respect to the Offer. Stockholders of CCPT may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the Information Agent at 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona 85016 or by calling toll-free (866) 907-2653.

Forward-Looking Statements

Information set forth in this press release (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect ARCP’s, Merger Sub’s and CCPT’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Merger Agreement will be consummated, the benefits of the Merger, future financial and operating results, the new combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the proposed Offer or Merger due to the failure to satisfy the conditions to completion of the Offer and the Merger; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; the business plans of the tenants of the respective parties; the outcome of any legal proceedings relating to the Offer, the Merger or the Merger Agreement; and risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in ARCP’s, Merger Sub’s and CCPT’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. ARCP, Merger Sub and CCPT disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Contacts

Anthony J. DeFazio	Brian S. Block, CFO, Treasurer, Secretary and EVP
DDCworks	American Realty Capital Properties, Inc.
tdefazio@ddcworks.com	bblock@arcpreit.com
Ph: 484-342-3600	Ph: 212-415-6500